Exhibit 99.2

Autohome Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE: ATHM and HKEX: 2518)

NOTICE OF ANNUAL GENERAL MEETING

To be held on June 27, 2025

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Autohome Inc. (the “Company”) will be held at 4:00 p.m. on June 27, 2025 (Beijing time) at 18th Floor, Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China for the purpose to consider and, if thought fit, pass the following resolution (the “Proposed Resolution”):

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as an ordinary resolution, THAT Mr. Song Yang be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

In addition, the meeting will transact any other business properly brought before the meeting.

Certain biographic information of Mr. Song Yang is set out in Exhibit A hereto.

SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on June 2, 2025 (Hong Kong time) as the record date (the “Shares Record Date”) of the Company’s ordinary shares with a par value of US$0.0025 each (the “Shares”). Holders of record of Shares (as of the Shares Record Date) are entitled to attend and vote at the AGM and any adjournment(s) or postponement(s) thereof. The latest time for lodging transfers of Shares with the branch share registrar and transfer office of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration in order to qualify for attending and voting at the AGM is 4:30 p.m. on June 2, 2025 (Hong Kong time).

Holders of record of American depositary shares (the “ADSs”) as of the close of business on June 2, 2025 (New York time) (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date who wishes to direct the vote attaching to Shares represented by your ADSs will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs).

Holders of record of Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 4:00 p.m. (Hong Kong time) on June 25, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m. (New York time) on June 17, 2025 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission (“SEC”). The Form 20-F can be accessed on the Company’s website at https://ir.autohome.com.cn, as well as on the SEC’s website at https://www.sec.gov.

The Company has also published its annual report for Hong Kong purposes pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HKEX”), which can be accessed on the Company’s website at https://ir.autohome.com.cn, as well as the HKEX’s website at https://www.hkexnews.hk.

By Order of the Board of Directors,
Autohome Inc.

By:	/s/ Song Yang
Name: Song Yang
Title: Director and Chief Executive Officer

Beijing, China

June 5, 2025

Exhibit A

BIOGRAPHIC INFORMATION OF THE DIRECTOR STANDING FOR RE-ELECTION

Mr. Song Yang has served as a director and the chief executive officer of the Company since February 2025. Mr. Yang has over 20 years of experience in automotive industry in both China and the U.S. Since he joined the Company in October 2021, Mr. Yang has served as Senior Vice President overseeing OEM business, new retail business, used car business, and TTP Car Inc. Before joining the Company, Mr. Yang held different leadership positions at multiple automakers. From April 2019 to September 2021, he worked at Ford China, serving as President of NDSD (National Distribution & Service Division) and Deputy General Manager of the Passenger Vehicle Division. Prior to that, he served as CEO of Borgward Passenger Vehicle Group and the Chairman of its North American R&D Center from February 2018 to February 2019. He held several key leadership positions in marketing and sales at Dongfeng Nissan and NNA (Nissan North America) from May 2005 to December 2014. Mr. Yang received his bachelor’s degree in economics from Fudan University in July 1995.

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